Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AEV Charging, Inc
2417 N Lincoln St
Burbank, CA 91504
https://aevcharging.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AEV Charging, Inc
Address: 2417 N Lincoln St, Burbank, CA 91504
State of Incorporation: DE
Date Incorporated: May 19, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Amount-based

$350+:

- 5% bonus shares.

● 5% OFF EV car charging stations purchase.

● Free: 500 kWh

$1,000+:

● 10% bonus shares.

● 10% OFF EV car charging stations purchase.

● Free: 1,000 kWh

$2,500+:

● 15% bonus shares.

● 15% OFF EV car charging stations purchase.

● Free: 3,000 kWh

$5,000+:

● 20% bonus shares.

● 20% OFF EV car charging stations purchase.

● Gold Membership: priority charging.

● Free: 10,000 kWh

$10,000+:

● 30% bonus shares.

● 30% OFF EV car charging stations purchase.

● Platinum Membership: priority charging.

● Free: 20,000 kWh

<u>Time-Based:</u>

Friends and Family Early Birds:

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus:

Invest within the first week 15% bonus shares

Early Bird Bonus:

Invest within the first two weeks and receive an 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

AEV Charging, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

AEV Charging, Inc. ("AEV Charging" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. We target the auto industry, focusing on the electric vehicle niche. Automakers are switching from internal combustion engines (ICE) to electric vehicles (EVs). In the next decade, the production of ICE cars will ultimately end. In the near future, hundreds of millions of EVs will require a charging infrastructure. Our company produces EV charging stations for home and commercial models, further expanding into fleet and other categories. AEV Charging is in the pre-revenue stage of development.

Mr. Arutyunyan is one of five defendants in a commercial lawsuit arising from a business and contractual dispute between private parties. The plaintiff, a private company, has asserted claims for breach of contract. The defendants believe the plaintiff's claims are baseless and meritless. The defendants have moved to dismiss all of the plaintiff's claims. None of the plaintiff's claims has been established. Based on the discussion with the legal team we expect the court to dismiss the pending motions.

Business Model

At the moment, we are utilizing a partial white labeling model. Our company makes printed wiring boards (PWB) for EV charging stations. These PWBs and installed software applications are bought by other companies who use them in their brand wraps. Now we are in the final stages of updating our box enclosures by the best-in-class industrial designers making them sleeker and more futuristic based on current market trends. We also plan to sell Energy-as-a-Service through our app and integrate different vendors into relevant web marketplaces.

Corporate Structure

AEV Charging, Inc was initially organized as Nextix Inc., a Delaware C-Corp on 5/19/2021 and the name changed to AEV Charging, Inc. on 7/14/2022.

Ownership of the company's intellectual property

AEV Charging filed a number of patents in the US that protect its hardware and software technology. The patents were initially filed by the CEO, who assigned them directly to the AEV Charging on November 17, 2022.

Competitors and Industry

Competitors

Our competitors in Europe and the North American Market are Evbox, Blink, and Chargepoint. All players together are unable to satisfy the market demand for needed Infrastructure of Charging Stations in the world due to diverse sets of customers' needs and requirements; we have observed the following:

• Errors with charging handshake causing elongated charge timing;

• Power line is used to send data to the vehicle, causing errors in the handshake up to 30% of the time;

• Competitors are slow to solve these issues due to long R&D cycles and focus on sales pipelines and meeting demand and shareholder expectations.

We resolved these questions because we have our innovative technology:

• Own R&D and manufacturing give us the possibility faster and cheaper to implement innovation;

• Minimal power losses during the charging process;

• Easy to assemble and install hardware;

• AEV has solved the handshake problem. (Using integration of artificial intelligence elements);

We have a fully integrated account management solution. We have developed a controlled board that allowed us to build our software solution. We are developing a user-friendly mobile app.

Industry

The EV market is about Ecology, clean energy, and energy-efficient infrastructure that stimulates a competitive economy. 72% of people choose EVs because they want to save the environment.

We believe the EV industry is considered one of the fastest-growing industries. While the Traditional Car Market is declining, the global EV market is expected to grow by 62% in 2022.

The success of the EV charging stations market is connected to the growing number of EVs. The substantial element of EVs is battery technology. Therefore, the essential technological breakthrough that can guarantee the industry's continued success relates to battery technological development. A recent innovation in the field allows EVs to travel more than 1,000 km on a single charge. The other big news is that new technology has shown even more promising results, and we expect to see a whole new battery type with superb parameters by 2024. You can find out about it on our Facebook page!

Current Stage and Roadmap

Current Stage

We are at the working prototype stage right now. The wire board, hardware and software applications are developed, the IP rights have been submitted for registration in the US, and the new box design for the 2023 commercial and home station is anticipated to be finished in early February 2023.

Future Roadmap

Investing in AEV means investing in a part of a fast-growing clean-tech enterprise with core competencies in hardware and software technologies. Our first milestone is capturing more markets, and selling our commercial and home products.

As we grow and expand, we plan to operate our own charging network, by co-investing in the real estate side of charging infrastructure and building new unique charging experiences (charging hubs with retail components). As a note, no plans for investing in real estate have begun. We constantly want to be at the forefront of this business by adopting and exploring V2V (vehicle-to-vehicle) as well V2G (vehicle-to-grid) opportunities. Our roadmap is aligned with the vision of charging industry development and we plan to take a share of this growing market.

The Team

Officers and Directors

Name: Yevgen Arutyunyan

Yevgen Arutyunyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, Treasurer, Secretary, Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: Responsible for managing a company's overall operations. At this time, Eugene received 4,000,000 common shares and does not receive salary compensation. The goal is to receive a salary after this Reg CF raise.

Other business experience in the past three years:

- **Employer:** AutoEnterprise
  Title: Partner
  Dates of Service: December, 2019 - May, 2021
  Responsibilities: Responsible for establishing partnerships with suppliers and manufacturing companies.

Name: Siranush Karoi

Siranush Karoi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer, Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: Overseeing the planning, development and execution of an organization's marketing and advertising initiatives. At this time Siranush received 2,150,000 common shares and does not receive salary compensation. The goal is to start receiving salary after this Reg CF raise.

Other business experience in the past three years:

- **Employer:** Auto Enterprise EV
  Title: Manager of Sales
  Dates of Service: August, 2019 - April, 2021
  Responsibilities: Siranush was responsible for the sales operations in the company. Her responsibility also included designing plans to meet targets, developing relationships with clients/customers, and evaluating costs for selling products and services.

Name: Avetik Bidzian

Avetik Bidzian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO, Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: Overseeing the development of technology. At this time Avetik received 2,150,000 common shares and does not receive a salary compensation. The goal is the receive a salary after this Reg CF raise.

Other business experience in the past three years:

- **Employer:** Lennox International
  Title: Country Manager
  Dates of Service: June, 2012 - August, 2022
  Responsibilities: Avetik analyzed IT infrastructure and systems performance, including overseeing security of systems, networks, and enterprise information.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational EV Charging Station or that the

product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our EV Charging Station. Delays or cost overruns in the development of our EV Charging Station and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AEV Charging, Inc. was formed on 05/19/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AEV Charging, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EV Charging Stations is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no

assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AEV Charging, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AEV Charging, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Yevgen Arutyunyan is named as a defendant in a securities law-related lawsuit filed in the United States District Court, Indiana Southern, on May 9, 2022. No final order has been reached.
Mr. Arutyunyan is one of five defendants in a commercial lawsuit arising from a business and contractual dispute between private parties. The plaintiff, a private

company, has asserted claims for breach of contract. The defendants believe the plaintiff's claims are baseless and meritless. The defendants have moved to dismiss all of the plaintiff's claims. None of the plaintiff's claims has been established. Based on the discussion with the legal team we expect the court to dismiss the pending motions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yevgen Arutyunyan	4,000,000	Common Stock	40.0%
Avetik Bidzian	2,150,000	Common Stock	21.5%
Siranush Karoi	2,150,000	Common Stock	21.5%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,131,000.00
Maturity Date: June 30, 2023
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $281,000.00
  Use of proceeds: For R&D, product development, patents.
  Date: September 01, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $550,000.00
  Use of proceeds: Company operations and product development
  Date: January 10, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $300,000.00
  Use of proceeds: Company operations and product development
  Date: November 01, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: General operations
  Date: May 19, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Since we have around $400k cash on hand and expect to have monthly burn rate aroung $30k, we estimate that we can operate without revenue for the next 14 months. The expenses we envision would be related to operations, salaries, marketing and business development. We experienced this burn rate during the past year and would keep it this way if the minimum is raised.

Foreseeable major expenses based on projections:

Based on the projection we foresee the following major expenses:

Salaries for the key personnel for daily operations, including the following roles: Engineering, Office Administration, Sales and Marketing, Customer service, and others. As well as lean business development and sales/marketing. We will run our marketing on a lean, cost-efficient basis in order to keep low user acquisition costs.

Future operational challenges:

Some of the challanges we foresee relates to the talent hiring. We operate in the hardware space and compete against other big companies. We are constantly looking for new talent to join our startup. In the past we were successfull with hiring best hardware startup oriented people and we want to continue doing this going foward.

Future challenges related to capital resources:

As the world economy might potentially enter recession in 2023, weak global economy might provide the biggest challenge in the future related to the capital raising. We do have already number of angels invested in our company and they confirmed that they will continue support us in the future rounds.

Future milestones and events:

We successfully completed development of the commercial models of charging stations. We already have number of interested parties that want to partner with us and this year we expect the start of the commercial sales. This will allow us to start generating revenues which will positively impact our financials.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of $405k cash on hand. Depending on how much capital we would be able to raise during Reg CF, we anticipate our average burn rate in 2023 to be between $30,000 and $40,000 per month.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. This capital is needed for marketing, operations and expansion of our business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for fifteen months. This is based on a current monthly burn rate of $30,000 for expenses related to operations, salaries, marketing and business development. We experienced this burn rate during the past year and plan to keep this way if the minimum is raised. The major components of this burn rate would be salaries and marketing expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for almost two years. This is based on the increased (due to expansion potential) future monthly burn rate of $40,000 for expenses related to operations, salaries, marketing and business development. The reason we expect the increase in the burn rate is due to growing our sales and marketing team in order to increase sales and revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

AEV Charging, Inc. ("AEV Charging" or the "Company") determined its pre-money valuation based on an analysis of the following factors.

Intellectual Property

We feel that a $10M valuation is fair because we have a fully developed product and have filed patents. Moreover, our founders have extensive experience in EV charging industry and in the past developed and installed more than 10k charging hubs. The extensive experience of the team and its intellectual property portfolio are some of the main reasons investors valued AEV Charging in the recent round at a $10M valuation.

Average Seed Round Valuation

According to PitchBook data, the median seed deal pre-money valuation in the United States was $10.5 million, up from $9 million last year. We have developed technology, filed patents, and assembled the team. We view this Reg CF as a seed round. Therefore, we think that our pre-money valuation should be at least $10M. Moreover, we had secured previous funding at a $10M valuation. We feel that the $10M valuation corresponds perfectly to the stage where we are at now.

Comparable Analysis

As a final factor, we compare ourselves to SparkCharge, a startup that raised $30M. In 2020, SparkCharge was featured on “Shark Tank,” where Mark Cuban and Lori Greiner teamed up to commit $1M for a 10% equity stake in the company. This means that it was also valued at a $10M valuation when it started. We believe we are in a similar development stage to SparkCharge's development stage at that time. For these reasons, we believe the $10M pre-mone valuation for AEV Charging is justified.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Fee*
  94.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  35.0%
  Our goal is to have superb business development and sales/marketing. We will run our marketing on a lean, cost-efficient basis in order to keep user acquisition costs to one of the lowest in the industry.
- *Research & Development*
  17.0%
  We plan to continuously improve our platform and add new features and functionality.
- *Operations*
  32.5%
  Since the beginning, we ran a lean, cost effective start-up and plans to continue to do so in the future. We envision day-to-day operations expenses, such as rent, bookkeeping, office space and others.
- *Legal*
  10.0%
  Our goal is to expand internationally and offer our product to users in many countries. In order to be able to operate on a global scale we will need to establish a solid legal foundation.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aevcharging.com/ (https://aevcharging.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aev-charging

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AEV Charging, Inc

[See attached]

AEV CHARGING, INC. (FORMERLY, NEXTIX, INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2022 AND YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
BALANCE SHEETS
JUNE 30, 2022 AND DECEMBER 31, 2021
(unaudited)

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 553,100	$ 51,100
TOTAL CURRENT ASSETS	553,100	51,100
OTHER ASSETS		
Intangible assets	19,222	19,889
TOTAL ASSETS	$ 572,322	$ 70,989

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	-	-
SHAREHOLDERS' EQUITY		
Common stock, see note 3	1,000	890
Additional paid-in capital	272,000	112,110
SAFE obligations	831,000	281,000
Accumulated deficit	(531,678)	(323,011)
TOTAL SHAREHOLDERS' EQUITY	572,322	70,989
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 572,322	$ 70,989

See independent accountant's review report and accompanying notes to financial statements.

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
STATEMENTS OF INCOME
JUNE 30, 2022 AND DECEMBER 31, 2021
(unaudited)

	2022	2021
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Amortization expense	667	111
Advertising and marketing	10,000	6,000
General and administrative	64,000	203,200
Professional fees	29,000	19,000
Research and development	105,000	94,700
TOTAL OPERATING EXPENSES	208,667	323,011
NET OPERATING LOSS	(208,667)	(323,011)
NET LOSS	$ (208,667)	$ (323,011)

See independent accountant's review report and accompanying notes to financial statements.

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
STATEMENTS OF EQUITY
JUNE 30, 2022 AND DECEMBER 31, 2021
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, MAY 19, 2021 (INCEPTION)	-	$ -	-	-	$ -	$ -
Issuance of common stock	8,900,000	890	112,110	-	-	$ 113,000
Issuance of SAFE obligation	-	-	-	281,000	-	$ 281,000
Net loss	-	-	-	-	(323,011)	$ (323,011)
ENDING BALANCE, DECEMBER 31, 2021	8,900,000	$ 890	$ 112,110	$ 281,000	$ (323,011)	$ 70,989
Issuance of common stock	1,100,000	110	159,890	-	-	$ 160,000
Issuance of SAFE obligation	-	-	-	550,000	-	$ 550,000
Net loss	-	-	-	-	(208,667)	$ (208,667)
ENDING BALANCE, JUNE 30, 2022	**10,000,000**	**$ 1,000**	**$ 272,000**	**$ 831,000**	**$ (531,678)**	**$ 572,322**

See independent accountant's review report and accompanying notes to financial statements.

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
STATEMENTS OF CASH FLOWS
JUNE 30, 2022 AND DECEMBER 31, 2021
(unaudited)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (208,667)	$ (323,011)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	667	111
CASH USED FOR OPERATING ACTIVITIES	(208,000)	(322,900)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(20,000)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(20,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE obligations	550,000	281,000
Issuance of common stock	160,000	113,000
CASH PROVIDED BY FINANCING ACTIVITIES	710,000	394,000
NET INCREASE IN CASH	502,000	51,100
CASH AT BEGINNING OF YEAR	51,100	-
CASH AT END OF PERIOD	$ 553,100	$ 51,100

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
AEV Charging, Inc. (formerly, Nextix, Inc.)
Los Angeles, California

We have reviewed the accompanying financial statements of AEV Charging, Inc. (formerly, Nextix, Inc.), which comprise the balance sheets as of June 30, 2022 and December 31, 2021, and the related statements of income, statements of equity and statements of cash flows for the period/year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of AEV Charging, Inc. (formerly, Nextix, Inc.) and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 1, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2022 AND DECEMBER 31, 2021
(unaudited)

1. Summary of Significant Accounting Policies

The Company
AEV Charging, Inc. (formerly, Nextix, Inc.), (the "Company") was incorporated in the State of Delaware on May 19, 2021. On July 14, 2022, the Company filed a certificate of amendment with the Delaware Secretary of State to change their name from Nextix, Inc. to AEV Charging, Inc. The Company offers reliable charging solutions for business and home.

Going Concern
Since Inception, the Company has relied on funds from the issuance of common stock, SAFE obligations and convertible notes issued to fund its operations. As of June 30, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of June 30, 2022, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period/year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2022, and December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of June 30, 2022.

See independent accountant's review report.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of June 30, 2022, and December 31, 2021, the Company had no accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the period ending June 30, 2022, and year ending December 31, 2021, was $667 and $111, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenues by selling electric vehicle charging stations. The Company's payments will be generally collected upfront. For the period ending June 30, 2022, and year ending December 31, 2021, the Company recorded nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at a $0.0001 par value per share. As of June 30, 2022, and December 31, 2021, 10,000,000 and 8,900,000 shares, respectively, have been issued and are outstanding.

SAFE Obligations

Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $831,0000, as of June 30, 2022 and $281,000 as of December 31, 2021. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $10,000,000 with an 20% discount rate.

3. Equity (continued)

SAFE Obligations

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of June 30, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of June 30, 2022 and December 31, 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the period ended June 30, 2022 and year ended December 31, 2021.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on May 19, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through August 1, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AEV Charging is not live or open to the public at this moment.

INVEST IN AEV CHARGING TODAY!

Reliable and Efficient EV Charging Solutions

Highly efficient and award-winning electric vehicle charging stations and compatible software solutions. Fully developed and patented commercial products. AEV Charging, Inc. ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


*This graphic contains images of our prototype which is currently not available for general use.
Reliable Charging Solutions For Business And Home

$0.00 Raised

REASONS TO INVEST

- NOVEL TECHNOLOGY: Our highly effective R&D and manufacturing processes bring innovation and efficiency in hardware and software solutions for EV charging, creating agile, easy-to-use, and cost-saving technology.

- EXTENSIVE EXPERIENCE: Our team has seven years of experience developing state-of-the-art patented solutions for EV charging networks, which could give us the potential to be leaders in a market growing at a CAGR of 60% for the last three years.

- HUGE INDUSTRY POTENTIAL: The Biden administration has proposed investing $174 billion in expanding and improving the U.S. EV infrastructure. We also recently earned a grant from the European Bank for Reconstruction and Development, giving us strong footholds in both U.S. and European markets.*

*Information from The White House (Source)

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$250.00	$10M

THE PITCH

AEV Charging creates advanced electric vehicle charging stations and innovative software solutions, improving efficiency and user experience. The company is led by a highly experienced team of engineers with years of expertise in EV charging and connections to both U.S. and European markets. With patented, AI-powered technology for faster charging and a uniquely efficient R&D process, we are ready to build a greener future with EV transportation.

Highlights

Low warm-up time
40 seconds warm-up time on the first charge vs. competitor's 3-4 min

Affordable cost
Product prices are 30-40% lower than main competitors

Quick turnaround
Due to being an in-house supplier of finished products

Full control
Manage charging stations in the mobile app (settings, tariffs, etc.)

Reduced charging loss
<1% energy loss vs. competitor's 5-25%

Fully patented technology
4 patents protect hardware and software technology

OVERVIEW

Bringing Reliable EV Charging Solutions to a Fast-Growing Market


THE BEST PRICE
ON THE MARKET

**The above graphic contains images of our prototype which is currently not available for general use.*

As electric vehicles shape the future of ground transportation, EV charging technology is evolving alongside.

We have developed **patented technology** that drastically improves the efficiency of the charging process using AI (Artificial Intelligence) to reduce handshake problems. The production of stations is fast and optimized, due to being an **in-house manufacturer**. Moreover, we have developed **an advanced app** to help EV drivers and charging station owners plan for and manage their charging needs.

Our aim is to bring this innovation into the entire market of EV Charging. For this reason, we offer a wide range of products to reach multiple groups of customers. AEV Charging works with private consumers and business that are willing to install our products. Additionally, we offer white labeling and software sales.

THE PROBLEM & OUR SOLUTION

The Industry Needs an Efficient, Cost-Effective Solution to Catch Up With the Demand

Right now, the EV charging station industry struggles with elongated, largely ineffective charging due to handshake and other errors. Long R&D cycles lead to slow innovation and cannot satisfy consumers' growing demand. Additionally, the number of charging stations remains insufficient to afford even moderate convenience to current and prospective EV drivers. At the same time, the increasing number of EV owners lack a comprehensive software solution to help navigate them to charging stations across the country.

We know the products present on the market can and should be improved. As electric vehicles become the future of transportation and the future of our planet, their owners deserve the best charging solutions current technology can provide.

Benefits

	AEV Charging	Main competitors
Energy loss due to heat	<1%	5-25%
Transaction fees to cover fixed & variable costs	8-10%	12%
In-house manufacturing capabilities	✓	✗
Installation without additional equipment (transformers, etc.)	✓	✗
Integration with car sharing services	✓	✗
Integration with hotel booking platforms	✓	✗
Fully remote diagnostics and control	✓	✗

Increasing Efficiency with AEV Charging

Our team of software and hardware engineers combined years of experience in the industry to develop a disruptive technology that takes EV charging to the next level. Our printed wiring boards (PWBs) use artificial intelligence to nearly **eliminate power losses** during the charging handshake. While the average charging loss from existing stations comes to 5-25%, we were able to reduce it to <1%. While we use PWBs for our own products, we also plan to sell them to other companies via B2B sales to maximize revenue and bring innovation to the wider range of EV owners.

Why AEV Charging?



Energy efficiency Own R&D Fast manufacturing

Meanwhile, our streamlined R&D and manufacturing processes facilitate faster, cheaper innovation than the competition. Our company offers **full-cycle product development**, which has numerous benefits. To begin with, AEV Charging is able to complete orders in a shorter time frame thanks to being an in-house supplier of the finished product. The average time of product delivery is less than 2 months, with our production capacity of 30K charging stations per month.

AEV Charging products are 40% cheaper than our competitors and significantly reduce energy waste, setting new standards for efficiency in the EV market.


Fully Integrated Account Management
AEV EF Double

**The above graphic contains images of our prototype which is currently not available for general use.*

Another huge benefit that we offer to customers is advanced software that delivers a fully **integrated account management** solution. Our user-friendly app collects information to improve customers' control of the charging network and allows the implementation of changes on the go. We also incorporated remote diagnostics and offer power-saving and load-balancing scenarios for different charging groups.


Expected EU, US & China Energy Demand for EVs
2020
18B
kWh
2025
92B
kWh
2030
217B
kWh


AEV Charging Solution
Compatible Firmware
Software
Manufacturing
Energy-as-a-Service
AEV CHARGING

THE MARKET & OUR TRACTION

Proprietary Technology Driving the Future of Transportation


Required development for fast-charging infrastructure by 2025
More than 15%
10% to 15%
5% to 10%
Less than 5%

The U.S. EV market has grown at a yearly rate of 60% for the last three years (Source). President Biden's infrastructure plan is set to invest $174 billion in EV infrastructure for main highways (Source). China's EV market experienced 150% growth this year alone (Source). Norway was the first country in Europe to set a legislated end date for new ICE passenger vehicle sales by 2025 (Source). **This data combined illustrates the huge potential of the market through the increasing need for green solutions.**


10K+
charging sessions per week around the world
30
employees
7
years of best practice
AEV CHARGING

Our R&D team has already completed the development of our commercial station models and successfully integrating AI into our software. Our company has received approval for 4 provisional patents, and we recently won a grant from the European Bank for Reconstruction and Development. Under the new Inflation Reduction Act (IRA), we qualify to participate in projects funded by the U.S. government. All this makes AEV Charging a strong player in multiple markets around the world.


Starting to Charge
0 kW
0 mi/hr
+0 kWh

**The above graphic contains images of our prototype which is currently not available for general use.*


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On December 16, 2022, AEV Charging won the Climate Innovation Award from the EBRD and the European Union.


CLIMATE INNOVATION VOUCHER
AEV Charging
AEV CHARGING
European Bank
EBRD FINTECC
Co-funded by the European Union
green cubator
CIVITTA

WHY INVEST

An Early Market Opportunity Driven by an Outstanding Team


AEV
CHARGING
Let's save the planet, together!

As we expand, we envision operating our own charging network by co-investing into the real-estate side of charging infrastructure and building new unique charging experiences, such as charging hubs with retail components. With patented, highly efficient technology in both hardware and software and highly experienced leadership, we are aligned with the promising future of the fast-growing charging industry. Join us as we build a greener future with the next generation of charging stations!

ABOUT

HEADQUARTERS	VALUATION
2417 N Lincoln St Burbank, CA 91504	**$10M**

Highly efficient and award-winning electric vehicle charging stations and compatible software solutions. Fully developed and patented commercial products. AEV Charging, Inc. is in the pre-revenue stage of development.

TEAM



Eugene Arutyunyan
CEO

Eugene is a successful serial entrepreneur in fields of EV, renewable energy and artificial intelligence. He led the development and implementation of more than 10,000+ EV charging stations across Europe. Eugene is passionate about clean technology and he wants to be a part of transforming society and industry to achieve a more productive and sustainable future. Eugene is responsible for the Company's vision. He invested all of his personal savings into and focused all his time on AEV charging, with the goal to create a market and technology leader in efficient and ultra-fast charging EV hubs.



Siranush Karoi
Chief Marketing Officer, Board Member

Silicon Valley C-level Marketing and Policy executive with experience in the automotive and EV charging services, social media, consumer internet, and enterprise software markets. She brings deep experience in scaling B2B and B2C businesses in North America and Europe and is known for navigating complex ecosystems and winning market share through strategic PR and public affairs. She loves the EV market because it creates a happy future, bright and clean.



Avetik Bidzian
CTO, Board Member

Has 10+ years of experience, including roles as founder and head of engineering, with a proven track record of defining and bringing products to market in a fast-paced environment. Has been involved in building highly scalable products under tight time and budget constraints. Passionate about the EV industry and has the know-how in EV charging.

TERMS

AEV Charging

Overview

PRICE PER SHARE	VALUATION
$1	**$10M**
DEADLINE	AMOUNT RAISED
Invalid Date	**$0.00**

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.00	**Equity**
MAX INVESTMENT	ASSET TYPE
$1,235,000.00	**COMMON**
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
15,000	**Common Stock**
	MAX NUMBER OF SHARES OFFERED
	1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : AEV Charging, Inc

Corporate Address : 2417 N Lincoln St, Burbank, CA 91504

Offering Minimum : $15,000.00

Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$250.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**15,000**
Maximum Number of Shares Offered	:	**1,235,000**
Price per Share	:	**$1.00**
Pre-Money Valuation	:	**$10,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Amount-based

$350+:

● 5% bonus shares.

● 5% OFF EV car charging stations purchase.

● Free: 500 kWh

$1,000+:

● 10% bonus shares.

● 10% OFF EV car charging stations purchase.

● Free: 1,000 kWh

$2,500+:

● 15% bonus shares.

● 15% OFF EV car charging stations purchase.

● Free: 3,000 kWh

$5,000+:

● 20% bonus shares.

● 20% OFF EV car charging stations purchase.

● Gold Membership: priority charging.

● Free: 10,000 kWh

$10,000+:

● 30% bonus shares.

● 30% OFF EV car charging stations purchase.

● Platinum Membership: priority charging.

● Free: 20,000 kWh

Time-Based:

Friends and Family Early Birds:

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus:

Invest within the first week 15% bonus shares

Early Bird Bonus:

Invest within the first two weeks and receive an 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AEV Charging, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Early Adopter Video

Hi, I'm Michael, and I always wanted to buy an electric car. So when it finally happened, I was super excited. One thing that always worried me though was finding a good charging network. So when I came across a charging, I fell in love with their product offering and customer service. It's super convenient, it's easy, it's fast, and they have their own application. So I as a user, have total control over the station, and I can navigate the app to set payments, tariffs, and make other adjustments to the settings, like really easily. But what I like most is how easy it is to start the charging process. Because a stations have a proprietary AC to DC plug and charge technology. You don't have to struggle or waste any time with different settings. Once you connect the car to the stations in a matter of seconds, you're ready to go.

Since many people are becoming aware of climate change and air pollution, I'm really glad that electric cars are becoming more and more popular. It's an inevitable future, and a charging is ahead of the game. I really love their idea of a global unified charging network. I'll continue to be a customer and hopefully many others will do the same.

Investor Video

The growth of electric vehicle sales and charging infrastructure has been extraordinary in the last several years. The size of the global EV charging market is expected to surpass 65 billion US dollars by 2030, the EV charging and infrastructure business opens new markets for players in the sector, ranging from data collection to advertising. The team behind the project has a great track record of running the company for five years across multiple countries. Their background, experience, and future vision create an opportunity to bring a game changing product to the market. It's already a fact that electric vehicles are the future of transportation. AV charging clearly has enormous potential and that's why I invested in them and invite you to do the same.

Source for market size: https://www.globenewswire.com/en/news-release/2022/04/27/2430806/0/en/Electric-Vehicle-Charger-Market-Size-to-Surpass-USD-64-67-Bn-by-2030.html#:~:text=According%20to%20Precedence%20Research%2C%20the,28%25%20from%202022%20to%202030.

Main Video

Hi, my name is Andrew. We started our company five years ago with the idea to disrupt the electric vehicle charging industry. After years of extensive r and d, we successfully developed the product, applied for patents, and got featured in top media. AEV stands for agile ease of use and top value, and that's what our product is all about. We established a state-of-the-art production facility, which allows us to have an efficient manufacturing process and delivered top quality electric vehicle charging stations. We offer the most user-friendly product and provide white labeling solutions due to flexible production capabilities and modular system assembly. At the same time, our charging stations cost up to 40% less than similar products on the market. This is possible due to the high energy efficiency of our charging stations that have only 4%.

Energy loss, climate awareness, and lower cost of ownership are making consumers increasingly interested in electric vehicles. Currently, there are only 50,000 EV charging stations in the us, which is only 5% of the demand expected by 2029. Our target market is 50 billion, which is massive. Moreover, the US government is investing 8 billion in 500,000 new charging stations, providing ample opportunity for our company to take market share. Our goal is to create a unified network of charging stations with maximum coverage, affordable billing and support for any model of electric vehicle. We believe in total electrification of transport by providing urban, rural, and highway infrastructures with affordable and reliable charging stations. We invite you to support our company on its path to disrupt the electric vehicle charging industry. Join us and let's do this together.

Source for charging stations number: https://www.pewtrusts.org/en/research-and-analysis/blogs/stateline/2022/10/11/expect-more-ev-charging-stations-as-states-tap-into-federal-dollars

Source for US goverment investments: https://electrek.co/2021/12/13/white-house-plan-grow-us-ev-charging-network-500000-stations/

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AEV CHARGING, INC.

AEV Charging. Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law") hereby certifies that:

FIRST. The Amended and Restated Certificate of Incorporation for AEV Charging, Inc. was duly adopted by the board of directors and shareholders of AEV Charging, Inc. and in accordance with paragraphs 242 and 245 of the Delaware General Corporation Law. All amendments to the Certificate of Incorporation reflected herein (this "Restated Certificate") have been duly adopted by the Board of Directors and stockholders of this Corporation in accordance with Sections 242 and 245 of the General Corporation Law. As required by Section 228 of the General Corporation Law, the Corporation has given prompt written notice of the amendments reflected herein to all stockholders who did not consent in writing to these amendments.

The original name of the corporation is Nextix Inc. and the incorporation date is May 19, 2021.

SECOND. The Certificate of Incorporation of this Corporation is hereby amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is AEV Charging, Inc. (the "***Corporation***").

ARTICLE II

The address of the Corporation's registered office is in the state of Delaware is 919 North Market Street, Suite 950 in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is Incorp Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is Fifteen Million (15,000,000) shares of capital stock all of which shall be designated "Common par value of $0.0001 per share.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:22 PM 12/30/2022
FILED 05:22 PM 12/30/2022
SR 20224423450 - File Number 5927623

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the director of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights."

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally labile to the Corporation or its stockholders for monetary damages for breach of judiciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or interstate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless Corporation consents in writing to the selection of alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

IN WITNESS WHEREOF, the undersigned makes this Amended and Restated Certificate of Incorporation, hereby declaring and certifying that it is his act and deed, and the facts herein stated are true, and accordingly, has hereunto set his hand this 18th day of November 2022.

Yevgen Arutyunyan

Yevgen Arutyunyan, CEO